Exhibit 99.1

Entrée Resources Announces Fiscal Year 2019 Results and Reviews Corporate Highlights

VANCOUVER, March 16, 2020 /CNW/ - Entrée Resources Ltd. (TSX: ETG; OTCQB :ERLFF – the "Company" or "Entrée") has today filed its annual operational and financial results for the year ended December 31, 2019. All numbers are in U.S. dollars unless otherwise noted.

2019 HIGHLIGHTS
Oyu Tolgoi Underground Development
The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property"), which is a partnership between Entrée and OTLLC. On November 12, 2019 and January 16, 2020, OTLLC's 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on underground development on the Oyu Tolgoi mining licence:

  Construction of Shaft 2 was completed in October 2019 allowing for the movement of 300 people per cage cycle versus a maximum of 60 people per cage cycle through Shaft 1. Underground development material is also being lifted to surface via the Shaft 2 production hoist.
  Productivity improvements resulted in increased underground lateral development rates during the fourth quarter of 2019, with an average rate of 1,607 equivalent meters ("eqm") compared to 1,214 eqm in the third quarter of 2019, with December seeing a record 1,809 eqm.
  Construction is progressing on Shafts 3 and 4 with both collars now installed. Final preparations are now underway to enable commencement of main sinking operations for both shafts during the second quarter of 2020.
  As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the mine design in the 2016 Oyu Tolgoi Feasibility Study. Preliminary estimates indicate that sustainable first production from the Oyu Tolgoi mining licence could be delayed by 16 to 30 months compared to Turquoise Hill's original feasibility study guidance in 2016, and the development capital spend for the Oyu Tolgoi underground project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill. To address these risks, a number of refinements are under review to determine the final mine design.
  The first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0. This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be provided.
  Turquoise Hill anticipates detailed analysis work on the mine design to be completed during the first half of 2020, and a definitive estimate (the "Definitive Estimate"), which will include the estimate of cost and schedule for the underground project based on the updated design of Panel 0, is expected to be delivered in the second half of 2020.

Entrée/Oyu Tolgoi JV Property
Once OTLLC, Turquoise Hill and project operator Rio Tinto International Holdings Ltd. ("Rio Tinto") have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on mineral resources and reserves estimates and underground development cost and schedule for the Entrée/Oyu Tolgoi JV Property. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

  During Q1 2019, the Company disposed of its share investment in Anglo Pacific Group PLC ("Anglo Pacific") for net proceeds of $1.0 million and realized a $0.1 million gain.
  On October 1, 2019, the Company's common shares commenced trading on the Over-the-Counter OTCQB Venture Market ("OTCQB") under the trading symbol "ERLFF" and discontinued trading on the NYSE American LLC.
  For the full 2019 year, the operating loss was $2.1 million compared to an operating loss of $1.8 million in 2018.

  For the full 2019 year, operating cash outflow before working capital was $1.5 million.  Operating cash outflow for 2019 was higher than 2018 mostly due to no receipts in 2019 associated with the Administrative Services Agreement with Mason Resources Corp. ("Mason Resources") which was terminated at the end of 2018. Entrée also incurred a modest amount of one-time external advisor costs relating to the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV").
  As at December 31, 2019, cash was $5.4 million and the working capital balance was $5.5 million.

OUTLOOK AND STRATEGY
The Company's primary objective for the 2020 year is to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV.  The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company's expected 2020 full year expenditures, which include Mongolian site management and compliance costs, are between $1.5 million and $1.65 million.

SUMMARY OF OPERATING RESULTS
Operating Loss
For the full 2019 year, the operating loss was $2.1 million compared to an operating loss of $1.8 million in 2018.  Exploration costs in 2019 included expenditures of $0.2 million for administration costs in Mongolia compared to $0.1 million in the comparative 2018 period.  Holding costs on all other properties in 2019 and 2018 were insignificant.

Overall, general and administration expenditures in 2019 were 30% higher compared to the same period in 2018 primarily due to no receipt of cost-recovery reimbursements from Mason Resources which were received in 2018.  Beginning in the first quarter 2019, the Company no longer received these reimbursements.  The Company also incurred a modest increase in travel and external advisor costs related to active discussions with other Oyu Tolgoi stakeholders aimed at improving the efficiency and effectiveness of the Entrée/Oyu Tolgoi JV. For further information on the Administrative Services Agreement with Mason Resources, reference should be made to the Company's annual audited consolidated financial statements for the year ended December 31, 2018 and the related MD&A.

Depreciation expenses in 2019 were higher compared to the comparative period in 2018 due to the adoption of new IFRS accounting standard relating to leases effective January 1, 2019.

Non-operating Items
The gain on sale of investments of $0.1 million in 2019 is related to the disposal of common shares of Anglo Pacific for net proceeds of $1.0 million.

The foreign exchange gain in 2019 was primarily the result of movements between the C$ and U.S. dollar as the Company holds its cash in both currencies and the loan payable is denominated in U.S. dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

The total assets as at December 31, 2019 were comparable to the balance at December 31, 2018 while total non-current liabilities were higher due to recording the non-cash deferred revenue finance costs for the 2019 year.

The Company's Annual Financial Statements and Management's Discussion and Analysis ("MD&A"), and Annual Information Form are available on the Company's website at www.EntreeResourcesLtd.com and on SEDAR at www.sedar.com. The Company's Annual Report on Form 20-F ("Annual Report") has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is available on the Company's website at www.EntreeResoucesLtd.com and on EDGAR at www.sec.gov.  Shareholders can receive a hard copy of the Company's audited Annual Financial Statements upon request.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 21%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds and projected expenditures; timing and status of Oyu Tolgoi underground development, the development options under consideration for the design of Panel 0 and the related implications for mineral reserves and resources estimates, costs and schedules; timing of completion of the Definitive Estimate; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the estimation of mineral reserves and resources; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; permitting time lines; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; the potential impact of the COVID-19 (coronavirus) pandemic; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2019, dated March 13, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 17:10e 16-MAR-20